UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0157
Washington, D.C. 20549	Expires: June 30, 2016
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Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund: The Denali Fund Inc. (the “Fund”)

3.                                      Securities and Exchange Commission File No.:  811-21200

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application                             ☐ Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2344 Spruce Street, Suite A, Boulder, CO 80302

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Christopher J. Tafone, Esq.

Paul Hastings LLP

75 E 55th St

New York, NY 10022

(212) 318-6052

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

(303) 623-2577

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☐ Open-end                            ☒ Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Boulder Investment Advisers, L.L.C.

2344 Spruce Street, Suite A

Boulder, CO 80302

Stewart West Indies Trading Company, Ltd. (a/k/a Stewart Investment Advisers)

Bellerive, Queen Street

St. Peter, Barbados

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities during the last five years.

13.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                                 Depositor’s name(s) and address(es): N/A

(b)                                 Trustee’s name(s) and address(es): N/A

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                                                             ☒ No

If Yes, for each UIT state:

Name(s):

File No.:  811-

Business Address:

15.           (a)                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                                         ☐ No

If Yes, state the date on which the board vote took place: November 4, 2013.

If No, explain:

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(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                           ☐ No

If Yes, state the date on which the shareholder vote took place: November 14, 2014

If No, explain:

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                                           ☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

On March 19, 2015, the Fund paid a dividend to its stockholders in connection with the reorganization of the Fund, Boulder Total Return Fund, Inc. and First Opportunity Fund, Inc. (collectively, the “Acquired Funds”) into Boulder Growth & Income Fund, Inc. (“BIF”) (the “Merger”).  The distribution represented substantially all of the Fund’s net investment income and net capital gain estimated through March 20, 2015, the closing date of the Merger. In order to maintain its status as a regulated investment company and to avoid the imposition of a corporate level income tax, the Fund was required to distribute all of its respective net investment income and net capital gain prior to consummation of the Merger.

Also, on March 20, 2015, the Fund’s stockholders received common shares of BIF in connection with the Merger.

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes                                                           ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒ Yes                                                           ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In the Merger, BIF acquired all of the assets and liabilities of the Acquired Funds in exchange for common shares of BIF.  The Reorganization occurred based on the relative net asset values (“NAV”) of BIF and the Acquired Funds as of the close of regular trading on the New York Stock Exchange on March 20, 2015. At such time, BIF reported net assets of $273,608,352.67 and a NAV per share of $10.73, and the Fund reported net assets of $108,819,429.37 and a NAV per share of $26.18.  The conversion ratio was 2.439214, which is the quotient of the Fund’s NAV per share divided by BIF’s NAV per share.   Fractional shares were paid in cash.

(e)                                  Liquidations only:
  Were any distributions to shareholders made in kind?

☐ Yes                                                             ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

Has the fund issued senior securities?

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☐ Yes                                                             ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                                                           ☐ No

If No,

(b)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                                                             ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes                                                             ☒ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                                                             ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                                                             ☒ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request for Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses: $52,803.74

(ii)                                  Accounting expenses: $3,892.94

(iii)                               Other expenses (list and identify separately):   $34,152.21

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(a)           Printing and Mailing of N-14:  $4,690.03

(b)           Audit and Tax Fees: $14,333.39

(c)           SEC Fees: $11,537.35

(d)           Solicitation: $3,513.20

(e)           Press Releases: $78.24

(iv)                              Total expenses (sum of lines (i)-(iii) above): $90,848.89

(b)                                 How were those expenses allocated?  The Fund bore the expenses in connection with the Merger.

Who paid those expenses?  See response to 22(b).

(c)                                  How did the fund pay for unamortized expenses (if any)? N/A

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                                             ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐ Yes                                                             ☒ No

If Yes, describe the nature of the litigation or proceeding and the position taken by the fund in that litigation.

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                    ☒ No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)                                 State the name of the fund surviving the Merger: Boulder Growth & Income Fund, Inc.

(b)                                 State the Investment Company Act file number of the fund surviving the Merger: 811-02328

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:  The Form of Agreement and Plan of Reorganization was filed with the Commission on Form N-14 (File No. 333-194422) on October 10, 2014.  It was included as Exhibit A to the Registration Statement on Form N-14.  The final version of the Agreement and Plan of Reorganization, which was executed on March 5, 2015, is attached as Exhibit A to this Form N-8F.

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.  See response to 26(c).

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Denali Fund Inc., (ii) he is the President of The Denali Fund Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Stephen C. Miller
Name:	Stephen C. Miller
Title:	President

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EXHIBIT INDEX

Exhibit	Description

A	Agreement and Plan of Reorganization, dated as of March 5, 2015, by and among Boulder Growth & Income Fund, Inc., Boulder Total Return Fund, Inc., The Denali Fund Inc. and First Opportunity Fund, Inc.

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Exhibit A

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of this 5th day of March, 2015 by and among Boulder Growth & Income Fund, Inc., a Maryland corporation (“BIF” or the “Acquiring Fund”); Boulder Total Return Fund, Inc., a Maryland corporation (“BTF”), The Denali Fund Inc., a Maryland corporation (“DNY”), and First Opportunity Fund, Inc., a Maryland corporation (“FOFI”)(each of BTF, DNY and FOFI, a “Selling Fund” and collectively the “Selling Funds”) (each of the Acquiring Fund and Selling Funds referred to herein as a “Fund” and collectively, the “Funds”).  The principal place of business of the Acquiring Fund and the Selling Funds is 2344 Spruce Street, Suite A, Boulder, Colorado 80302.

This Agreement is intended to be and is adopted as a plan of “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder.  Each reorganization will consist of:  (i) the transfer of all the assets of each respective Selling Fund to the Acquiring Fund, in exchange solely for newly issued common shares, $0.01 par value per share, of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all the liabilities of the respective Selling Fund; and (ii) the distribution, after the Closing hereinafter referred to, to the stockholders of the respective Selling Fund of its respective Acquiring Fund Shares and the termination, dissolution and complete liquidation of each Selling Fund as provided herein, all upon the terms and conditions set forth in this Agreement (each a “Reorganization” and collectively the “Reorganizations”).

WHEREAS, the Acquiring Fund and the Selling Funds are closed-end management investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Selling Funds own securities that are assets of the character in which the Acquiring Fund is permitted to invest;

WHEREAS, the Acquiring Fund, upon approval by its stockholders, will be authorized to issue the Acquiring Fund Shares;

WHEREAS, the stockholders of FOFI will have approved, prior to the Reorganizations, certain amendments to its Articles of Amendment and Restatement eliminating the right of stockholders to demand the fair value of shares upon reorganization with and into another affiliated registered investment company;

WHEREAS, the Board of Directors of the Acquiring Fund has determined that the Reorganizations are in the best interests of the Acquiring Fund and that the interests of the existing stockholders of the Acquiring Fund will not be diluted as a result of the Reorganizations; and

WHEREAS, the Board of Directors of each Selling Fund has determined that the respective Reorganization is in the best interests of the respective Selling Fund and that the interests of the existing stockholders of the Selling Fund will not be diluted as a result of such Reorganization.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

ARTICLE I
TRANSFER OF ASSETS OF THE SELLING FUNDS IN EXCHANGE FOR ACQUIRING FUND SHARES AND THE ASSUMPTION OF THE SELLING FUNDS’ LIABILITIES AND TERMINATION AND LIQUIDATION OF THE SELLING FUNDS

1.1          THE EXCHANGE.  Subject to the terms and conditions contained herein and on the basis of the representations and warranties contained herein, each Selling Fund agrees to transfer all of its assets, as set forth in Section 1.2, to the Acquiring Fund.  In exchange, the Acquiring Fund agrees:  (i) to deliver to the respective Selling Fund the number of Acquiring Fund Shares computed in the manner set forth in Section 2.3; and (ii) to assume all of the liabilities of the respective Selling Fund, as set forth in Section 1.3.  Such transactions shall take place at the closing provided for in Section 3.1 (the “Closing”).

1.2          ASSETS TO BE TRANSFERRED.  Each Selling Fund shall transfer all of its assets to the Acquiring Fund, including, without limitation, all cash, securities, commodities, interests in futures and dividends or interest receivables, owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date, as such term is defined in Section 3.1.

1.3          LIABILITIES TO BE ASSUMED.  Each Selling Fund will endeavor to discharge all of its known liabilities and obligations to the extent possible before the Closing Date.  Notwithstanding the foregoing, any liabilities not so discharged shall be assumed by the Acquiring Fund, which assumed liabilities shall include all of the respective Selling Fund’s liabilities, debts, obligations, and duties of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable at the Closing Date, and whether or not specifically referred to in this Agreement.

1.4          LIQUIDATION AND DISTRIBUTION.  On or as soon after the Closing Date as is possible (the “Liquidation Date”):  (a) each Selling Fund will distribute in complete liquidation of the Selling Fund, pro rata by class to its stockholders of record, determined as of the close of business on the Valuation Date (as defined in Section 2.1) (the “Selling Fund Stockholders”), all of the Acquiring Fund Shares received by the Selling Fund pursuant to Section 1.1; and (b) the Selling Fund will thereupon proceed to dissolve and terminate as set forth in Section 1.8 below. Such distribution will be accomplished by the transfer of Acquiring Fund Shares credited to the account of the respective Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Selling Fund Stockholders, and representing the respective pro rata number of Acquiring Fund Shares due such stockholders.  All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund.  The Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such transfer.

1.5          OWNERSHIP OF SHARES.  Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund’s transfer agent.  Shares of the Acquiring Fund will be issued at the Closing to the respective Selling Fund, in an amount computed in the manner set forth in Section 2.3, to be distributed to the respective Selling Fund Stockholders.

1.6          STATE FILINGS.  Prior to the Closing Date, each Selling Fund shall make any filings with the State of Maryland that may be required under the laws of the State of Maryland in connection with this Agreement.

1.7          TRANSFER TAXES.  Any transfer taxes payable upon the issuance of Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.8          TERMINATION.  Each Selling Fund shall be dissolved, terminated and have its affairs wound up in accordance with Maryland state law, promptly following the Closing Date and the making of all distributions pursuant to Section 1.4.

1.9          BOOKS AND RECORDS.  All books and records of the Selling Funds, including all books and records required to be maintained under the 1940 Act and the rules and regulations thereunder, shall be available to the Acquiring Fund from and after the Closing Date and shall be turned over to the Acquiring Fund as soon as practicable following the Closing Date.

1.10        DIVIDEND.  In order for the Selling Funds to comply with Section 852(a)(1) of the Code and to avoid having any investment company taxable income or net capital gain (as defined in Sections 852(b)(2) and 1222(11) of the Code, respectively) in the short taxable year ending with its dissolution, each Selling Fund will on or before the Valuation Date (a) declare a dividend in an amount large enough so that it will have declared dividends of substantially all of its investment company taxable income and net capital gain, if any, for such taxable year (determined without regard to any deduction for dividends paid) and (b) distribute such dividend.

ARTICLE II
VALUATION

2.1          VALUATION OF ASSETS AND LIABILITIES.  The value of each Selling Fund’s net assets shall be the value of all the Selling Fund’s assets as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the Closing Date (such time and date being hereinafter called the “Valuation Date”), less the amount of all the Selling Fund’s liabilities.  The value of the Selling Fund’s assets and liabilities shall be determined by using the valuation procedures adopted by the Selling Fund or such other valuation procedures as shall be mutually agreed upon by the parties.

2.2          VALUATION OF SHARES.  The net asset value per Acquiring Fund Share shall be computed as of the Valuation Date, using the valuation procedures adopted by the particular Selling Fund or such other valuation procedures as shall be mutually agreed upon by the parties.

2.3          SHARES TO BE ISSUED.  The number of Acquiring Fund Shares to be issued in exchange a Selling Fund’s net assets, shall be determined by dividing the value of the respective

Selling Fund’s net assets determined in accordance with Section 2.1 by the net asset value per Acquiring Fund Share determined in accordance with Section 2.2. No fractional Acquiring Fund Shares will be issued to an Acquired Fund’s stockholders and, in lieu of such fractional shares, an Acquired Fund’s stockholder will receive cash.  The aggregate net asset value of Acquiring Fund Shares received by each Selling Fund in a Reorganization will equal, as of the Valuation Date, the aggregate net asset value of the Selling Fund’s common shares held by Selling Fund Stockholders as of such time.  In the event there are fractional Acquiring Fund Shares due to Selling Fund Stockholders on the Closing Date after a Selling Fund’s assets have been exchanged for Acquiring Fund Shares, the Acquiring Fund’s transfer agent will aggregate such fractional shares and sell the resulting whole on the exchange on which such shares are listed for the account of all such Selling Fund Stockholders, and each such Selling Fund Stockholder will be entitled to a pro rata share of the proceeds from such sale.  With respect to the aggregation and sale of fractional shares, the Acquiring Fund’s transfer agent will act directly on behalf of the Selling Fund Stockholders entitled to receive fractional shares and will accumulate such fractional shares, sell the shares and distribute the cash proceeds net of brokerage commissions, if any, directly to Selling Fund Stockholders entitled to receive the fractional shares (without interest and subject to withholding taxes).

2.4          EFFECT OF SUSPENSION IN TRADING.  In the event that on the Valuation Date, either:  (a) the NYSE or primary exchange on which the portfolio securities of the Acquiring Fund or the Selling Funds are purchased or sold, shall be closed to trading or trading on such exchange shall be restricted; or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Funds is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading is fully resumed and reporting is restored.

2.5          COMPUTATIONS OF NET ASSETS. All computations of net asset value shall be made by or under the direction of ALPS Fund Services, Inc. (“ALPS”) in accordance with its regular practice as co-administrator of the Funds.

ARTICLE III
CLOSING AND CLOSING DATE

3.1          CLOSING DATE.  The Closing shall occur on March 20, 2015 or such other date as the parties may agree in writing (the “Closing Date”).  Unless otherwise provided, all acts taking place at the Closing shall be deemed to take place immediately after the close of regular trading on the Valuation Date.  The Closing shall be held at 2344 Spruce Street, Suite A, Boulder, Colorado 80302, or at such other time and/or place as the parties may agree.

3.2          CUSTODIAN’S CERTIFICATE.  Each Selling Fund shall cause Bank of New York Mellon, as custodian for the Selling Funds (the “Custodian”), to deliver to the Acquiring Fund at the Closing a certificate of an authorized officer stating that:  (a) the respective Selling Fund’s portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable U.S. federal and state stock transfer stamps, if any, have been paid, or provisions for payment have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.  The Selling Fund’s portfolio securities represented by a certificate or other written instrument shall be presented by the Custodian for the Selling Fund to the custodian for the Acquiring Fund for examination no later than five (5) business days preceding the Closing Date and transferred and delivered by the Selling Fund as of the Closing Date for the account of the Acquiring Fund, duly endorsed in proper form for the transfer in such condition as to constitute good delivery thereof.

3.3          TRANSFER AGENT’S CERTIFICATE.

(a) Each Selling Fund shall cause Computershare Shareowner Services, as transfer agent for the Selling Funds, to deliver to the Acquiring Fund at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the respective Selling Fund Stockholders, and the number, class and percentage ownership of outstanding shares owned by each such stockholder immediately prior to the Closing.

(b) The Acquiring Fund shall issue and deliver or cause Computershare Shareowner Services, its transfer agent, to issue and deliver to each Selling Fund a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Selling Fund or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund’s account on the books of the Acquiring Fund.

3.4          DELIVERY OF ADDITIONAL ITEMS.  At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, receipts and other documents, if any, as such other party or its counsel may reasonably request to effect the transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.1          REPRESENTATIONS OF THE SELLING FUNDS.  Each Selling Fund represents and warrants to the Acquiring Fund as follows:

(a)           The Selling Fund is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland.

(b)           The Selling Fund is duly authorized in accordance with the applicable provisions of the Selling Fund’s Articles of Incorporation and Bylaws, each as may be amended and/or restated from time to time.

(c)           The Selling Fund is registered as a closed-end management investment company under the 1940 Act, and such registration has not been revoked or rescinded and is in full force and effect.

(d)           The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to stockholder approval) will not result, in the violation of any provision of the Selling Fund’s Articles of Incorporation or Bylaws, each as may be amended and/or restated from time to time, or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

(e)           Except as otherwise disclosed in Schedule A hereto, the Selling Fund has no material contracts or other commitments that will be terminated with liability to the Selling Fund before the Closing Date.

(f)            No litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement.  The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

(g)           The financial statements of the Selling Fund as of its most recently completed fiscal year end have been prepared in accordance with generally accepted accounting principles and have been audited by independent auditors, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date that are not disclosed in such statements.  The Acquiring Fund acknowledges that, for purposes of making this representation, the Selling Fund may rely on the opinions rendered by its independent registered public accounting firm in connection with the preparation of those annual financial statements.

(h)           Since the date of the financial statements referred to in subsection (g) above, there have been no material adverse changes in the Selling Fund’s financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business) and the Selling Fund has no knowledge of any material contingent liabilities of the Selling Fund arising after such date.  For the purposes of this subsection (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

(i)            All U.S. federal, state, local and other tax returns and reports of the Selling Fund required by law to be filed by it (taking into account permitted extensions for filing) have been timely filed and are correct in all material respects.  All U.S. federal, state, local and other taxes required to be paid (whether or not shown on any such return or report) have been paid, or provision shall have been made for the payment thereof and any such unpaid taxes are properly reflected on the financial statements referred to in subsection (h) above.  To the best of the Selling Fund’s knowledge, no tax authority is currently auditing or preparing to audit the Selling Fund, and no assessment for taxes, interest, additions to tax, or penalty has been asserted against the Selling Fund.

(j)            All issued and outstanding shares of the Selling Fund are duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund.  All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the Selling Fund’s transfer agent as provided in Section 3.3.  The Selling Fund has no outstanding options, warrants, or other rights to subscribe for or purchase any shares of the Selling Fund, and has no outstanding securities convertible into shares of the Selling Fund.

(k)           At the time of the Closing, the Selling Fund will have good and marketable title to the Selling Fund’s assets to be transferred to the Acquiring Fund pursuant to Section 1.2, and full right, power, and authority to sell, assign, transfer, and deliver such assets, and the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, except those restrictions as to which the Acquiring Fund has received notice prior to the Closing.

(l)            Other than approval by the Selling Fund Stockholders, the execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund, including such determinations of the Selling Fund Board as may be required by Rule 17a-8 of the 1940 Act.  Subject to approval by the Selling Fund Stockholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles.

(m)          The information furnished by the Selling Fund to the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated herein shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations.

(n)           From the effective date of the Registration Statement (as defined in Section 5.7), through the time of the joint special meeting of the Selling Funds’ Stockholders and on the Closing Date, any written information furnished by the Selling Fund for use in the Proxy Materials (as defined in Section 5.7), or any other materials provided in connection with the Reorganizations, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not misleading.

(o)           For each taxable year of its operations, the Selling Fund (i) has elected to qualify, and has qualified or will qualify (in the case of the current taxable year), as a “regulated investment company” under the Code (a “RIC”), (ii) has been eligible to and has computed its U.S. federal income tax under Section 852 of the Code, and (iii) has been, and will be as of the Closing Date treated as a separate corporation for U.S. federal income tax purposes pursuant to Section 851(g) of the Code.  The Selling Fund will qualify as a RIC as of the Closing Date and will have satisfied as of the close of its most recent prior quarter of its taxable year, the diversification requirements of Section 851(b)(3) of the Code without regard to the last sentence of Section 851(d) of the Code.  The Selling Fund has not taken any action, caused any action to be taken or caused any action to fail to be taken which action or failure could cause the Selling Fund to fail to qualify as a RIC under the Code.

(p)           No governmental consents, approvals, authorizations or filings are required under the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange

Act of 1934, as amended (the “1934 Act”), the 1940 Act or Maryland state law, as applicable, for the execution of this Agreement by the Selling Fund, except for the effectiveness of the Registration Statement (as defined in Section 5.7) and the filing of any documents that may be required under Maryland state law and except for such other consents, approvals, authorizations and filings as have been made or received and such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date, it being understood, however, that this Agreement and the transactions contemplated herein must be approved by the stockholders of the Selling Fund as described in Section 5.2.

4.2          REPRESENTATIONS OF THE ACQUIRING FUND.  The Acquiring Fund represents and warrants to each Selling Fund as follows:

(a)           The Acquiring Fund is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland.

(b)           The Acquiring Fund is duly authorized in accordance with the applicable provisions of the Acquiring Fund’s Articles of Incorporation and Bylaws, each as may be amended and/or restated from time to time.

(c)           The Acquiring Fund is registered as a closed-end management investment company under the 1940 Act, and such registration has not been revoked or rescinded and is in full force and effect.

(d)           The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of the Acquiring Fund’s Articles of Incorporation or Bylaws, each as may be amended and/or restated from time to time, or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

(e)           No litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement.  The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and it is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transaction contemplated herein.

(f)            The financial statements of the Acquiring Fund as of its most recently completed fiscal year end have been prepared in accordance with generally accepted accounting principles and have been audited by independent auditors, and such statements (copies of which have been furnished to the Selling Fund) fairly reflect the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date that are not disclosed in such statements.  The Selling Fund acknowledges that, for purposes of making this representation, the Acquiring Fund may rely on the opinions rendered by its independent registered public accounting firm in connection with the preparation of those annual financial statements.

(g)           Since the date of the financial statements referred to in subsection (f) above, there have been no material adverse changes in the Acquiring Fund’s financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business) and the Acquiring Fund has no knowledge of any material contingent liabilities of the Acquiring Fund arising after such date.  For the purposes of this subsection (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

(h)           The Acquiring Fund Shares to be issued and delivered to the Selling Fund for the account of the Selling Fund Stockholders pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized.  When so issued and delivered, such shares will be duly and validly issued shares of the Acquiring Fund, and will be fully paid and non-assessable.  The Acquiring Fund has no outstanding options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, and has no outstanding securities convertible into shares of the Acquiring Fund.

(i)            The information to be furnished by the Acquiring Fund to the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated herein shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations.

(j)            Other than approval by the Acquiring Fund Stockholders, the execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, including such determinations of the Acquiring Fund Board as may be required by Rule 17a-8 of the 1940 Act.  Subject to approval by the Acquiring Fund stockholders, this Agreement constitutes a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles.

(k)           From the effective date of the Registration Statement (as defined in Section 5.7), through the time of the joint special meeting of the Selling Funds’ Stockholders and on the Closing Date, any written information furnished by the Acquiring Fund with respect to the Acquiring Fund for use in the Proxy Materials (as defined in Section 5.7), or any other materials provided in connection with the Reorganization, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not misleading.

(l)            The Acquiring Fund (i) will elect to be taxed as a RIC, will qualify for the tax treatment afforded RICs under the Code for its taxable year that includes the Closing Date, and intends to continue to qualify for such treatment for its subsequent taxable years, (ii) will be eligible to compute its U.S. federal income tax under Section 852 of the Code for the taxable year that includes the Closing Date, and (iii) will be treated as a separate corporation for U.S.

federal income tax purposes pursuant to Section 851(g) of the Code for the taxable year that includes the Closing Date.

(m)          No governmental consents, approvals, authorizations or filings are required under the 1933 Act, the 1934 Act, the 1940 Act or Maryland law for the execution of this Agreement by the Acquiring Fund, or the performance of the Agreement by the Acquiring Fund, except for the effectiveness of the Registration Statement (as defined in Section 5.7) and the filing of any documents that may be required under Maryland state law and except for the filing of any documents that may be required under the 1933 Act, the 1934 Act and the 1940 Act and such other consents, approvals, authorizations and filings as have been made or received and except for such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date.

(n)           The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and any state securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

ARTICLE V
COVENANTS OF ACQUIRING FUND AND SELLING FUNDS

5.1          OPERATION IN ORDINARY COURSE.  Subject to Section 1.10, each Selling Fund and the Acquiring Fund will operate its respective business in the ordinary course between the date of this Agreement and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions, any other distribution necessary or desirable to avoid U.S. federal income or excise taxes.  No party shall take any action that would, or reasonably would be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect.

5.2          STOCKHOLDER APPROVAL.  The Selling Funds and the Acquiring Fund each will call a special meeting of its Fund stockholders to consider and act upon this Agreement (or transactions contemplated hereby) and to take all other appropriate action necessary to obtain approval of the transactions contemplated herein.

5.3          INVESTMENT REPRESENTATION.  Each Selling Fund covenants that the Acquiring Fund Shares to be issued pursuant to this Agreement are not being acquired for the purpose of making any distribution, other than in connection with the Reorganization and in accordance with the terms of this Agreement.

5.4          ADDITIONAL INFORMATION.  Each Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund’s shares.

5.5          FURTHER ACTION.  Subject to the provisions of this Agreement, each Fund will take or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.  In particular, each Selling Fund covenants that it will, as and when reasonably requested by the Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments and will take or cause to be taken such further action as the Acquiring Fund may reasonably deem necessary or desirable in order to vest in and confirm the Acquiring Fund’s title to and possession of all the Selling Fund’s assets and otherwise to carry out the intent and purpose of this Agreement.

5.6          STATEMENT OF EARNINGS AND PROFITS.  As promptly as practicable, but in any case within (sixty) 60 days after the Closing Date, each Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund and which will be certified by the respective Selling Fund’s Treasurer, a statement of the earnings and profits of the Selling Fund for U.S. federal income tax purposes, as well as any net operating loss carryovers and capital loss carryovers, that will be carried over to the Acquiring Fund as a result of Section 381 of the Code.

5.7          PREPARATION OF REGISTRATION STATEMENT AND PROXY MATERIALS.  The Acquiring Fund will prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 relating to the Acquiring Fund Shares to be issued to the respective Selling Fund Stockholders (the “Registration Statement”).  The Registration Statement shall include a proxy statement and a prospectus of the Acquiring Fund relating to the transaction contemplated by this Agreement.  The Registration Statement shall be in material compliance with the 1933 Act, the 1934 Act, and the 1940 Act, as applicable.  Each party will provide the other party with the materials and information necessary to prepare the proxy statement and related materials (the “Proxy Materials”), for inclusion therein, in connection with the joint special meeting of Selling Funds’ Stockholders to consider the approval of this Agreement and the transactions contemplated herein.

5.8          REPORTING RESPONSIBILITY.  Any reporting responsibility of the Selling Funds, including, without limitation, the responsibility for filing of regulatory reports, tax returns or other documents with the Commission, any state securities commission, and any U.S. federal, state or local tax authorities or any other relevant authority, is and shall remain the responsibility of the particular Selling Fund.

5.9          TAX STATUS OF REORGANIZATION.  It is the intention of the parties that each Reorganization will qualify as a reorganization within the meaning of Section 368(a) of the Code.  None of the Selling Funds or the Acquiring Fund shall (either before or after the Closing Date) take any action or cause any action to be taken (including, without limitation the filing of any tax return) that is inconsistent with such treatment or that results in the failure of a Reorganization to qualify as a reorganization within the meaning of Section 368(a) of the Code.  At or prior to the Closing Date, the parties to this Agreement will take such reasonable action, or cause such action to be taken, as is reasonably necessary to enable Paul Hastings LLP to render the tax opinion contemplated in this Agreement.

5.10        FUND FINANCIAL STATEMENTS.  The financial statements of each Selling Fund for the most recent semi-annual period concluded prior to the date hereof will be prepared in accordance with generally accepted accounting principles, and such statements (copies of which will be furnished to the Acquiring Fund) will fairly reflect the financial condition of such

Selling Fund as of the end of such semi-annual period, and there will be no known contingent liabilities of the Selling Fund as of such date that are not disclosed in such statements.

ARTICLE VI
CONDITION PRECEDENT TO OBLIGATIONS OF THE SELLING FUNDS

The obligations of the Selling Funds to consummate the transactions provided for herein shall be subject to the following conditions:

6.1          All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date.  The Acquiring Fund shall have delivered to each Selling Fund a certificate executed in the Acquiring Fund’s name by the Acquiring Fund’s President and its Treasurer, in form and substance satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

6.2          The Acquiring Fund shall have delivered to each Selling Fund a statement of the Acquiring Fund’s assets and liabilities, together with a list of the Acquiring Fund’s portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquiring Fund.

6.3          The Selling Funds shall have received on the Closing Date an opinion from Arent Fox LLP, dated as of the Closing Date, substantially in the form of Schedule B.  Such opinion shall be based on customary assumptions and such representations as Arent Fox LLP may reasonably request of the Funds, and the Selling Funds and the Acquiring Fund will cooperate to make and certify the accuracy of such representations.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject to the following conditions:

7.1          All representations, covenants, and warranties of each Selling Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date.  Each Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in the Selling Fund’s name by the Selling Fund’s President and Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

7.2          Each Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund’s assets and liabilities, together with a list of the Selling Fund’s portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Selling Fund.

7.3          The Acquiring Fund shall have received on the Closing Date an opinion from Arent Fox LLP, dated as of the Closing Date, with respect to each Selling Fund, substantially in the form of Schedule C.  Such opinion shall be based on customary assumptions and such representations as Arent Fox LLP may reasonably request of the Funds, and the Selling Funds and the Acquiring Fund will cooperate to make and certify the accuracy of such representations.

7.4          As of the Closing Date, the assets of the Selling Funds to be acquired by the Acquiring Fund will include no assets which the Acquiring Fund identifies to the particular Selling Fund as being unsuitable for the Acquiring Fund to acquire by reason of limitations in the Acquiring Fund’s Articles of Incorporation or Bylaws, or of investment restrictions disclosed in the Registration Statement.

ARTICLE VIII
FURTHER CONDITIONS PRECEDENT

The obligations of each Fund shall also be subject to the following:

8.1          This Agreement and the transactions contemplated herein, with respect to each Fund, shall have been approved by the requisite vote of the holders of the outstanding shares of such Fund in accordance with applicable law and the provisions of such Fund’s Articles of Incorporation and Bylaws, each as may be amended or restated from time to time.  Notwithstanding anything herein to the contrary, no Fund may waive the conditions set forth in this Section 8.1.

8.2          The Acquiring Fund shall have adopted and maintained any and all agreements necessary for the Acquiring Fund’s operation as a closed-end investment company.

8.3          On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, or instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act.  Furthermore, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated herein.

8.4          All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state securities authorities, including any necessary “no-action” positions and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated herein shall have been obtained.

8.5          The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued. To the best knowledge of the parties to this Agreement, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

8.6          The Selling Funds shall have declared and paid a dividend or dividends and/or other distribution or distributions that, together with all previous such dividends or distributions, shall have the effect of distributing to the stockholders of the Selling Funds substantially all of the Selling Funds’ investment company taxable income (computed without regard to any deduction for dividends paid) and substantially all of its net capital gain (after reduction for any capital loss carryforward and computed without regard to any deduction for dividends paid) for all taxable years ending on or before the Closing Date.

8.7          The Funds shall have received an opinion of Paul Hastings LLP substantially to the effect that with respect to each Reorganization for U.S. federal income tax purposes:

(a)           The transfer of all of each Selling Fund’s assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the respective Selling Fund followed by the pro rata, by class, distribution by the respective Selling Fund of all the Acquiring Fund Shares to the respective Selling Fund Stockholders in complete liquidation of the Selling Fund will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Acquiring Fund and the Selling Fund will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the particular Reorganization.

(b)           No gain or loss will be recognized by the Acquiring Fund upon the receipt of all the assets of the Selling Funds solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Selling Funds, except for (A) any gain or loss that may be recognized on “section 1256 contracts” as defined in section 1256(b) of the Code as a result of the closing of the tax year of the Selling Funds, (B) any gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized as a result of the closing of the tax year of the Selling Funds.

(c)           No gain or loss will be recognized by a Selling Fund upon the transfer of all the Selling Fund’s assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to the Selling Fund Stockholders solely in exchange for such stockholders’ shares of the Selling Fund in complete liquidation of the Selling Fund, except for any gain or loss that may be required to be recognized solely as a result of the close of a Selling Fund’s taxable year due to the Reorganization and any gain attributable to the distribution of cash in lieu of fractional shares to the Selling Fund Stockholders.

(d)           No gain or loss will be recognized by the Selling Fund Stockholders upon the exchange of their Selling Fund shares solely for Acquiring Fund Shares in the Reorganization, except with respect to any gain attributable to the receipt of cash by the Selling Fund Stockholders in lieu of fractional shares.

(e)           The aggregate basis of the Acquiring Fund Shares received by each Selling Fund Stockholder pursuant to the Reorganization will be the same as the aggregate basis of the Selling Fund shares exchanged therefor by such stockholder, except with respect to any amounts attributable to the receipt of cash by the Selling Fund Stockholders in lieu of fractional shares.  The holding period of Acquiring Fund Shares received by each Selling Fund Stockholder will include the period during which the Selling Fund shares exchanged therefor were held by such stockholder, provided such Selling Fund shares are held as capital assets at the time of the Reorganization.

(f)            The basis of each Selling Fund’s assets transferred to the Acquiring Fund will be the same as the basis of such assets to the Selling Fund immediately before the Reorganization increased by the amount of gain or decreased by the amount of loss, if any, recognized by each Selling Fund upon the transfer.  The holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period and except for any assets which may be marked to market on the termination of a Selling Fund’s taxable year or on which gain was recognized on the transfer to the Acquiring Fund).

No opinion will be expressed as to (1) the effect of the Reorganization on (A) the taxable year of any Selling Fund stockholder, (B) the Selling Fund or the Acquiring Fund with respect to any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or personal holding company as defined in Section 542 of the Code, (C) any shares held as a result of or attributable to compensation for services by any person, or (2) any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

Such opinion shall be based on customary assumptions and such representations as Paul Hastings LLP may reasonably request of the Funds, and the Selling Funds and the Acquiring Fund will cooperate to make and certify the accuracy of such representations.  Notwithstanding anything herein to the contrary, none of the Acquiring Fund nor the Selling Funds may waive the conditions set forth in this Section 8.7.

8.8          The stockholders of FOFI shall have approved an amendment to such Fund’s Articles of Amendment and Restatement eliminating the right to demand the fair value of their shares upon reorganization of FOFI with and into another affiliated registered investment company.

8.9          The stockholders of BIF shall have approved the elimination of BIF’s fundamental investment policy limiting the ability to invest more than four percent (4%) of total assets in any single issuer.

ARTICLE IX
EXPENSES

9.1          Expenses incurred in connection with the Reorganizations will be paid by the Selling Funds and Acquiring Fund, allocated in proportion to each Fund’s net assets at the time such expenses are incurred.  Reorganization expenses include, without limitation: (a) expenses associated with the preparation and distribution of materials distributed to each Fund’s Board of Directors; (b) expenses associated with the preparation and filing of the Registration Statement and other Proxy Materials; (c) expenses incurred in connection with the printing and distribution of the Registration Statement and other Proxy Materials; (d) SEC and state securities commission filing fees; (e) legal and audit fees in connection with the Reorganizations; (f) legal fees incurred preparing each Fund’s Board materials, attending each Fund’s Board meetings and preparing the minutes; (g) auditing fees associated with each Fund’s financial statements; (h) stock exchange fees; (i) transfer agency fees; (j) portfolio transfer taxes (if any); (k) solicitation costs of the transactions; and (l) any similar expenses incurred in connection with the Reorganizations.

9.2          Each party represents and warrants to the other that there is no person or entity entitled to receive any broker’s fees or similar fees or commission payments in connection with the transactions provided for herein.

9.3          Notwithstanding the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by another party of such expenses would result in the disqualification of a Selling Fund or the Acquiring Fund, as the case may be, as a RIC.

ARTICLE X
ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1        The parties agree that no party has made to the other parties any representation, warranty and/or covenant not set forth herein, and that this Agreement constitutes the entire agreement between and among the parties.

10.2        The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant to or in connection with this Agreement shall not survive the consummation of the transactions contemplated hereunder.

ARTICLE XI
TERMINATION

11.1        This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Funds and such termination may be effected by the Presidents of the Acquiring Fund and the Selling Funds in writing without further action by their Boards of Directors.  In addition, either the Acquiring Fund or any Selling Fund may at its option terminate this Agreement at or before the Closing Date due to:

(a)           a material breach by the other party of any representation, warranty, or agreement contained herein to be performed at or before the Closing Date, if not cured within thirty (30) days of written notice thereof;

(b)           a condition precedent to the obligations of the terminating party that has not been met and it reasonably appears that it will not or cannot be met; or

(c)           a determination by the Board of Directors of the Acquiring Fund or the Board of Directors of a Selling Fund that the consummation of the transactions contemplated herein is not in the best interests of the Acquiring Fund or Selling Fund, respectively.

11.2        In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of the Acquiring Fund or a Selling Fund, or their respective board members and officers.  In the event of willful default, all remedies at law or in equity of the party adversely affected shall survive.

ARTICLE XII
AMENDMENTS

12.1        This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the officers of the Acquiring Fund and the Selling Funds as specifically authorized by their Boards of Directors; provided, however, that following the joint special meeting of the Selling Funds’ Stockholders called by the Funds pursuant to Section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Selling Fund Stockholders under this Agreement to the detriment of such stockholders without their further approval.

ARTICLE XIII
HEADINGS; COUNTERPARTS; GOVERNING LAW;
ASSIGNMENT; LIMITATION OF LIABILITY

13.1        The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13.2        This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

13.3        This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to conflict of laws.

13.4        This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but, except as provided in this section, no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties.  Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

13.5        It is expressly agreed that the obligations of each Fund hereunder shall not be binding upon any of the directors, stockholders, nominees, officers, agents, or employees of the Acquiring Fund or a Selling Fund personally, but shall bind only the property of the respective Fund, as provided in the Articles of Incorporation of the respective Fund.  All persons shall look only to the assets of the applicable Fund to satisfy the obligations of such Fund hereunder.  The execution and delivery of this Agreement have been authorized by the Board of Directors of the Acquiring Fund and the Board of Directors of each Selling Fund and signed by authorized officers of the Acquiring Fund and the Selling Funds, respectively, acting as such.  Neither the authorization by such Boards of Directors nor the execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the respective Fund.

13.6        It is understood and agreed that the use of a single agreement is for administrative convenience only and shall constitute a separate agreement between each Selling Fund and the Acquiring Fund, as if each party had executed a separate document.  No Fund shall have any liability for the obligations of any other Fund, and the liabilities of each Fund shall be several and not joint.

ARTICLE XIV
NOTICES

14.1        Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered by hand (including by FedEx or similar express courier) or transmitted by facsimile or three days after being mailed by prepaid registered or certified mail, return receipt requested, addressed to the Selling Funds or to the Acquiring Fund at the applicable address set forth in the first paragraph of this Agreement, or to any other address that the Selling Fund or the Acquiring Fund shall have last designated by notice to the other party.

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

BOULDER GROWTH & INCOME FUND, INC.

		By:	/s/ Stephen C. Miller
		Name:	Stephen C. Miller
		Title:	President
ACKNOWLEDGED:

By:	/s/ Stephanie Kelley
Name:	Stephanie Kelley
Title:	Secretary
BOULDER TOTAL RETURN FUND, INC.

		By:	/s/ Stephen C. Miller
		Name:	Stephen C. Miller
		Title:	President
ACKNOWLEDGED:

By:	/s/ Stephanie Kelley
Name:	Stephanie Kelley
Title:	Secretary

THE DENALI FUND INC.

		By:	/s/ Stephen C. Miller
		Name:	Stephen C. Miller
		Title:	President
ACKNOWLEDGED:

By:	/s/ Stephanie Kelley
Name:	Stephanie Kelley
Title:	Secretary

FIRST OPPORTUNITY FUND, INC.

		By:	/s/ Stephen C. Miller
		Name:	Stephen C. Miller
		Title:	President
ACKNOWLEDGED:

By:	/s/ Stephanie Kelley
Name:	Stephanie Kelley
Title:	Secretary

Section 4.1(e)

Contracts or Other Commitments that will be Terminated with Liability

None